SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



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                              TAT Technologies Ltd.

6-K Items

     1. Immediate Report Announcing the Results of the Annual General Meeting of Shareholders.




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                                                                          ITEM 1


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To: Israeli Securities Authority                     To: Tel Aviv Stock Exchange

  RE.: Immediate Report Announcing the Results of the Annual General Meeting of
                                  Shareholders
                                  ------------

The Annual General Meeting ( the"Meeting") of shareholders of TAT Technologies Ltd. (the "Company") was held at the Company's Offices at Re'em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera, Israel on Monday, August 18, 2008 at 10:00am local time. Shareholders holding 4,955,872 ordinary shares of the Company, par value of NIS 0.9 per share, were represented in person or by proxy at the Meeting, constituting a quorum.

Discussion and resolutions:

1. The Company's auditor's report and consolidated financial statements for the year ended December 31, 2007 were reviewed and discussed.



2. The reelection of Mr. Giora Inbar was approved by the majority of the ordinary shares voted on the matter.

     Number of shares voted on the matter - 4,775,914.

     Number  of  shares   voted  in  favor  of  the   resolution   -  4,753,398,
     approximately 99.53% of the total shares voted on the matter.



3. The reelection of Mr. Avraham Ortal was approved by the majority of the ordinary shares voted on the matter.

     Number of shares voted on the matter - 4,775,914.

     Number  of  shares   voted  in  favor  of  the   resolution   -  4,753,372,
     approximately 99.53% of the total shares voted on the matter.



4. The reelection of Mr. Eran Saar was approved by the majority of the ordinary shares voted on the matter.

     Number of shares voted on the matter - 4,775,914.

     Number  of  shares   voted  in  favor  of  the   resolution   -  4,753,372,
     approximately 99.53% of the total shares voted on the matter.



5. The reelection of Ms. Daniella Zoler was approved by the majority of the ordinary shares voted on the matter.

     Number of shares voted on the matter -4,775,964.

     Number of shares voted in favor of the resolution -4,755,667, approximately 99.57% of the total shares voted on the matter.

6. The election of Mr. Avraham Shani as an outside director, for an initial three-year term expiring at the Company's 2011 Annual General Meeting of Shareholders, was approved in accordance with Section 239 of the Israeli Companies Law, 1999.

     Number of shares voted on the matter - 4,775,739.

     Number of shares of non-controlling shareholders voted on the matter - 270,788.

     Number  of  shares   voted  in  favor  of  the   resolution   -  4,708,198,
     approximately 99.58% of the total shares voted on the matter.

     Number of shares voted against the resolution - 67,541, approximately 1.41% of the total shares voted on the matter.

     The percentage of non-controlling shares who voted for the resolution out of all the non-controlling shares voted on the matter was approximately 75.05%.

     The percentage of non-controlling shares who voted against the resolution out of all the voting rights in the Company was approximately 1.03%.

     Mr. Michael Shevi's term of service as the Company's outside director was terminated as of the date of the election of Mr. Shani.

7. The agreement by and between the Company and TAT Industries Ltd., the Company's controlling shareholder, for the purchase of 15% of the outstanding ordinary shares of Bental Industries Ltd. from TAT Industries, was approved in accordance with Section 275 of the Israeli Companies Law, 1999.

     Number of shares voted on the matter - 4,837,524.

     Number  of  shares  of  non-interested  shareholders  voted  on the  matter
     -309,516

     Number  of  shares   voted  in  favor  of  the   resolution   -  4,806,571,
     approximately 99.40%.

     of the total shares voted on the matter.

     Number of shares voted against the resolution - 30,953, approximately 0.64% of the total shares voted on the matter.

     The percentage of non-interested shares who voted for the resolution out of all the non-interested shares voted on the matter was approximately 89.99%.

     The percentage of non-interested shares who voted against the resolution out of all the voting rights in the Company was approximately 0.47%.

     It should be noted that in counting the votes with respect to this matter the Company did not consider votes of shareholders who did not indicate whether they had personal interest in the transaction or not. In addition, in some cases the Company could not determine whether shareholders who indicated they had a personal interest voted against or for the transaction. In these cases the Company assumed that all of the shareholders who voted against the resolution indicated whether they had personal interest in the transaction or not, and all of the shareholders who indicated they had a personal interest voted for the resolution. However, regardless of the abovementioned assumptions, the resolution was approved in accordance with section 275 of the Israeli Companies Law, 1999, since the percentage of non-interested shares who voted against the resolution out of all the voting rights in the Company was less than 1%.



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     Further to the shareholders approval of the resolution above, on August 18,
     2008 the purchase of the shares of Bental Industries Ltd. from TAT Industries Ltd. was completed. Currently, the Company holds 52% of the outstanding shares of Bental Industries Ltd. and holds an option to purchase an additional 18% of the outstanding shares of Bental Industries Ltd.

8. The majority of the ordinary shares represented at the Meeting approved the reappointment Baker Tilly Oren Horowitz & Co., C.P.A., members of Baker Tilly International, as the Company's independent registered public accountants for the fiscal year ending December 31, 2008, and to authorize the Company's Board of Directors to determine their remuneration.

     Number of shares voted on the matter - 4,732,028.

     Number  of  shares   voted  in  favor  of  the   resolution   -  4,727,097,
     approximately 99.89% of the total shares voted on the matter.



TAT Technologies Ltd.





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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer


Date: August 21, 2008